

June 9, 2010

Ms. Carol B. Tome
Chief Financial Officer
The Home Depot, Inc.
2455 Paces Ferry Road   NW
Atlanta, GA   30339

Re: The Home Depot, Inc.
Form 10-K
File No. 1-8207

Dear Ms. Tome:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Pamela A. Long
Assistant Director